October 12, 2006

Ms. Sandra K. Conklin
President
LDG, Inc.
4944B Windy Hill Drive
Raleigh, NC 27587

Re: LDG, Inc.
Registration Statement on Form SB-2
File No. 333-122666
Amendment No. 5 Filed August 29, 2006

Dear Ms. Conklin,

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.

General

1. We reissue comment one from our letter of May 19, 2006.

    Based upon the Staff's communications to date with both Mr. Conklin and counsel to the company on behalf of the company, please disclose William Conklin as both a promoter and control person of the company and describe his management role or affirmatively disclose that he is neither a promoter or control person.

2. Additionally, based upon the Staff's communications to date with both Mr. Conklin and counsel to the company on behalf of the company, based on the fact that Conrad Lysiak was the incorporator of LDG, Inc. on August 21, 2003, please add disclosure identifying Conrad Lysiak as both a promoter and control person of the company and describe his management role or affirmatively disclose that he is neither a promoter or control person.

Management's Discussion and Analysis or Plan of Operation, page 15

3. We note the new disclosure referring to "ridiculous and abusive questions" from two Division staff members which you state have resulted in "additional non-operating expenses." However, we note that none of the expenses listed in Item 25- Other Expenses of Issuance and Distribution, have changed since the time of your initial filing in February 2005. Moreover, we are unclear how this characterization is material information necessary for prospective investors to make an informed investment decision. Further, this disclosure suggests that the staff's comments are responsible for the delay in the effectiveness of LDG's registration statement. The time frame between the initial filing of any registration statement and its effectiveness date is a function of many factors, not only the staff's review process and the nature of the comments issued by the staff. For example, in LDG's case, over three months elapsed between the last staff comment letter of May 19, 2006 and the amendment filed in late August 2006. In addition, LDG withdrew its first SB-2 in April 2004 and filed a second registration statement approximately ten months later. Please revise.

General

4. Provide a current accountant's consent in any amendment, and update the financial statements as required by Item 310(g) of Regulation S-B.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Sincerely,

John Reynolds
Assistant Director

cc: Conrad C. Lysiak
        Fax: (509) 747-1770